(formerly Crocodile Gold Corp.)

Management Discussion & Analysis
For the three and nine months ended September 30, 2016 and 2015

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated November 2, 2016 of Newmarket Gold Inc. (formerly Crocodile Gold Corp.) (“Newmarket Gold”, “Newmarket”, or the “Company”) provides a discussion of the Company’s consolidated financial position and the results of its consolidated operations for the three and nine months ended September 30, 2016. This MD&A should be read in conjunction with Newmarket Gold’s condensed interim consolidated financial statements and related notes for the three and nine months ending September 30, 2016 and 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Since the condensed interim consolidated financial statements do not include all disclosure required by IFRS for annual statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk Factors” and “Cautionary Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2015. Additional information including the condensed interim consolidated financial statements for the three and nine months ended September 30, 2016, the audited annual financial statements for the year ended December 31, 2015, the Company’s Annual Information Form for the year ended December 31, 2015, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Newmarket Gold Inc. profile at www.sedar.com.

All amounts are presented in United States dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars.

Certain non-IFRS measures are included in this MD&A, including operating cash cost per ounce, all-in sustaining costs (“AISC”) per ounce, and operating cash cost per tonne milled in Australian dollars. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. Newmarket Gold believes that these measures, in addition to that information prepared in accordance with IFRS, provides investors with useful information to evaluate the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

COMPANY OVERVIEW

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

Newmarket Gold’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NMI” and on the OTCQX under the symbol “NMKTF”. Further information about Newmarket Gold can be found in the Company’s regulatory filings, including the Annual Information Form, available on SEDAR at www.sedar.com and on the Company’s website at www.newmarketgoldinc.com.

Newmarket Gold Inc. | Management Discussion and Analysis	1

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

RECENT CORPORATE DEVELOPMENT

On September 29, 2016, Newmarket Gold entered into a definitive arrangement agreement with Kirkland Lake Gold Inc. (“Kirkland”), to merge the two companies and create an exciting new mid-tier gold company with targeted gold production of over 500,000 ounces for the full year ended 2016 (the “Transaction”). The combination of the Fosterville, Macassa and Taylor mines will form the production backbone of a high-quality gold producer with low cost production and superior free cash flow generation. In addition, the combined company will have comprehensive technical capabilities to exploit its pipeline of development and exploration opportunities across a broad portfolio in two of the top mining jurisdictions in the world, Canada and Australia.

Key investment highlights of the combined company include:

•

Creation of a new low-cost, mid-tier gold producer: Pro forma company will produce over 500,000 of gold in 2016 with cash costs of less than US$650 per ounce and all-in sustaining cash costs below US$1,015 per ounce.

•

Production profile anchored by three high-grade, low-cost operations: Production profile anchored by the Macassa, Fosterville and Taylor mines. Combined production in 2016 from these three assets alone will be over 330koz, with cash costs of under US$600 per ounce and AISC below US$800per ounce.

•

Diversified production base: Combined company will operate seven mines and five mills in highly prospective gold camps with low geopolitical risk – Canada and Australia are two of the top mining jurisdictions in the world. Key in-country management structure, led by Darren Hall, will be kept in place to ensure seamless integration of the Australian operations.

•

Driving growth across two world class mining jurisdictions: This combination brings together a full complement of skill sets to position the combined company to take advantage of future profitable growth supported by the enhanced corporate financial strength. In addition, the combined company will have the ability to cross pollinate best practices to drive cost savings across the portfolio.

•

Expanded discovery and exploration potential: District-scale property positions in established gold camps in Canada and Australia with strong development and exploration pipeline to fuel future organic growth.

•

Strong balance sheet and healthy cash flow generation: Pro Forma cash balance of over C$300 million based on Q3 2016 results, and ongoing significant free cash flow generation in 2016 will provide industry leading financial strength and flexibility.

Transaction Summary

The proposed business combination will be effected by way of a Plan of Arrangement under the Canada Business Corporations Act. At closing, all Kirkland Lake Gold common shares will be exchanged at a ratio of 2.1053 Newmarket common shares per Kirkland Lake Gold common share. Newmarket shareholders will continue to hold their existing common shares. The combined company, to be renamed Kirkland Lake Gold, will trade on the Toronto Stock Exchange (“TSX”). Concurrently with closing the Transaction, the combined company will undertake a 0.475 for 1 share consolidation subject to approval of the Newmarket shareholders. Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43%, respectively, of the combined company on a fully-diluted in-the-money basis.

At the time of the announcement of the Transaction, the exchange ratio implied consideration of C$5.28 per Newmarket common share based on the closing price of Kirkland Lake Gold common shares on the Toronto Stock Exchange (“TSX”) on September 28, 2016. The consideration represents a premium of 9.4% based on the closing share price of Newmarket on September 28, 2016 and a premium of 22.9% based on Newmarket’s 20-day volume weighted average price on the TSX on September 28, 2016. The implied equity value of Newmarket was equal to C$1.01 billion.

The Transaction will require the approval of a simple majority of the shareholders of Newmarket as well as the approval of 66 2/3 percent of the votes cast by Newmarket shareholders to effect the name change and share consolidation. For Kirkland Lake Gold, the Transaction will require approval by 66 2/3 percent of the votes cast by its shareholders as well as the approval of a simple majority of disinterested shareholders voting at a special shareholders meeting. It is anticipated that both shareholder meetings and closing of the Transaction will take place in late November of 2016.

Officers, directors and certain principal shareholders of Newmarket, who together control approximately 21.3% of the outstanding shares of Newmarket, have entered into voting support agreements pursuant to which they will vote their common shares in favor of the Transaction. Officers and directors of Kirkland Lake Gold, who together control approximately 6.8% of the outstanding shares of Kirkland Lake Gold, have entered into voting support agreements pursuant to which they will vote their common shares in favor of the Transaction. In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals including TSX approval and the satisfaction of certain other customary closing conditions customary in transactions of this nature.

For additional information, see the news release dated September 29, 2015 available at www.sedar.com or on the Company’s website at www.newmarketgoldinc.com

Newmarket Gold Inc. | Management Discussion and Analysis	2

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS SUMMARY – For the period ended September 30, 2016

Financial Results
(in thousands, except per share and per ounce amounts)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue ($)	71,940	60,664	216,034	199,605
Cost of operations, including depletion and depreciation ($)	(49,861)	(48,082)	(148,316)	(147,743)
Mine operating income ($)	22,079	12,582	67,718	51,862
Net income (loss) ($)	7,069	(10,325)	30,292	17,450
Net income (loss) per share ($/share) – basic *	0.04	(0.08)	0.18	0.14
Net income (loss) per share ($/share) – diluted *	0.04	(0.08)	0.17	0.14
Cash generated from operating activities ($)	25,438	11,345	74,740	65,903
Capital investment in mine development, property, plant and equipment ($)	13,508	13,794	36,586	44,412
Average realized gold price per ounce ($)	1,329	1,109	1,240	1,164
Operating cash costs per ounce sold ($)	777	715	714	693
All-in sustaining cash costs per ounce sold ($)	1,076	1,011	971	984

* Refer to Note 2 of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2016, pre-Arrangement net income per share is presented after giving effect to the Arrangement share exchange ratio of 0.2456.

Operational Results	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Ore Milled (t)	542,574	565,254	1,679,426	1,739,356
Grade (g/t Au)	3.58	3.32	3.66	3.40
Recovery (%)	89.1	86.5	88.7	87.1
Gold Oz Produced	55,794	53,817	175,041	169,491
Gold Oz Sold	54,053	54,521	174,072	170,968

THIRD QUARTER 2016 HIGHLIGHTS

Record YTD Production: Quarterly consolidated gold production of 55,794 ounces with record YTD 2016 consolidated gold production of 175,041 ounces.

Continued Improving Cash Position: Cash balance of $82.5 million (equivalent to C$108 million), an increase of 126% from $36.5 million at Q4 2015. Working capital position of $64.4 million. The Company is essentially debt-free with only $5.9 million in capital lease obligations and other loans.

Generating Free Cash Flow: Operating cash flow for Q3 2016 of $25.4 million or $0.14 per basic share based on revenue of $71.9 million. Q3 2016 free cash flow of $11.9 million based on operating cash flow less capital expenditures of $13.5 million, after investing $3.3 million into growth programs. YTD free cash flow of $38.2 million after investing $10.7 million in growth programs.

Record YTD Mine Operating Income: Q3 2016 Mine Operating Income of $22.1 million, up 75.5% from Q3 2015 as a result of a higher average realized gold price. Record YTD mine operating income of $67.7 million was the result of increased ounces sold and a higher gold price environment.

Fosterville Achieves Strong Quarterly Performance: Gold production of 36,967 ounces based on average mill grade of 6.91 g/t Au and quarterly recovery of 89.7% . Fosterville attained productivity improvements through increased mine tonnage rates and mill throughput rates. Fosterville Achieves Low Quarter Operating Cost & Low AISC: Q3 2016 Operating cash cost per ounce sold of $471 and All-in-sustaining costs (“AISC”) per ounce sold of $765.

Consolidated YTD Operating Cash Cost & Low AISC: YTD 2016 Operating cash costs per ounce sold of $714 and AISC per ounce sold of $971. Net Income: $7.1 million or $0.04 Basic EPS in Q3 2016 and $30.3 million or $0.18 Basic EPS YTD, with the current quarter impacted by a higher total tax expense resulting mainly from the exceptional performance at Fosterville in a strong Australian gold price environment, accounting for a loss of $0.05 per basic share.

Recent Drilling at Cosmo Mine Identified New Zones of Mineralization: Results include significant drill intercepts for the Sliver Lode and the newly discovered Redbelly Lode including 5.18 g/t Au over 8.75m (ETW 6.8m) in hole CE64070 and the Taipan Lode including 12.07 g/t Au over 5.2m (ETW 2.9m) (including 101 g/t Au over 0.4m [ETW 0.2m]) in hole CE64087. All zones are adjacent to existing underground mine development (see Newmarket News Release dated August 22, 2016).

Newmarket Gold Inc. | Management Discussion and Analysis	3

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Positive Drill Results from the Lower Phoenix Gold System at the Fosterville Gold Mine: Results include significant high-grade gold intercepts containing visible gold including 194 g/t Au over 14.3m (ETW 3.07m) (Including 1,135 g/t Au over 2.3m [ETW 0.5m]) in hole UDH1643 from a newly discovered west dipping lode and 283 g/t Au over 3.0m (ETW 2.8m) in hole UDH1584 from the Eagle Fault system (see Newmarket News Release dated September 20, 2016).

Positive Drill Results from the Harrier Location at the Fosterville Gold Mine: Results include significant high-grade visible gold intercepts including 64.8 g/t Au over 4.5m (ETW 4.3m) in hole UDH1734 and 46.22 g/t Au over 6.80m (ETW 6.59m) in hole UDH1764 (see Newmarket News Release dated September 14th, 2016).

COMPANY OUTLOOK

With year-to-date consolidated gold production of 175,041 ounces, Newmarket is re-affirming its improved 2016 production guidance of 225,000 - 235,000 ounces of gold. Strong quarter performance from Fosterville, representing over 66% of consolidated production, has been the cornerstone of the Company’s financial position. Newmarket ended the quarter with a robust balance sheet with $82.5 million in cash (equivalent to C$108 million) and working capital of $64.4 million, a strong position to withstand recent gold price volatility.

Newmarket’s experienced management team remains focused on creating shareholder value through continued safe and sustainable operating performance from its three existing operations and through a disciplined approach to growth. During the third quarter, the Company invested $3.3 million in growth programs for a year-to-date total of $10.7 million, tracking towards the upper end of 2016 guidance of $10-$15 million. Newmarket’s growth programs continue to return significant high-grade gold intercepts outside of 2015 Mineral Resources and Reserves. Specifically, Fosterville has over 20 kilometres of potential gold-bearing structures on the 500 square kilometre property highlighting the exceptional potential of this premier gold district.

The Company incurred sustaining capital expenditures of $13.5 million during the third quarter, and $36.6 million for the first nine months of 2016. This is tracking towards the lower end of the revised 2016 guidance of $50 - $55 million, as a portion of recent fleet upgrades at Fosterville was financed through a capital lease facility.

Operating cash costs per ounce for the third quarter were $777, up from $673 during the second quarter of 2016. As discussed in further detail below, the increase on both a quarterly and year-to-date basis compared to Q2 2016 were the result of higher operating costs per ounce at Cosmo and Stawell. Cosmo has experienced challenging mine conditions in the past two quarters which resulted in lower mined tonnes, while Stawell’s ounce production was impacted by lower mill throughput. As a result, the Company expects to be at the upper end of its guidance range of $650 - $725 per ounce.

Further, as a consequence of the impact of lower ounce production at Comso, all-in sustaining costs per ounce have increased on a consolidated basis to $1,076 per ounce, offset by continued strong performance at Fosterville which achieved all-in sustaining costs per ounce of $765 in the third quarter. The mining challenges at Cosmo, and to a lesser extent at Stawell, will put pressue on the all-in sustaining cost guidance of $900 - $975 per ounce.

2016 Guidance

	Fosterville	Cosmo	Stawell	Consolidated
REVISED
Gold Production (ounces)	130,000 – 140,000	~60,000	~35,000	225,000 – 235,000
Operating Cash Costs per Ounce(1)	$450 - $525	$975 – $1,050	$1,050 – $1,125	$650 - $725
AISC per Ounce(1)				$900 - $975
Sustaining Capital Expenditures	$42 - $44.5 million	$5 - $7 million	$3 - $3.5 million	$50 – $55 million
Growth Expenditures				$10 – $15 million
Corporate General and Administrative				~$8 million

(1) Operating Cash Costs per ounce and AISC per ounce reflect an average Australian to US dollar exchange rate of $0.75.

THIRD QUARTER 2016 FINANCIAL REVIEW

Newmarket Gold produced 55,794 ounces during the third quarter and has achieved record production of 175,041 ounces for the first nine months of 2016, on track to deliver its full-year production guidance of 225,000 – 235,000 ounces. Fosterville achieved quarterly production of 36,967 ounces during the third quarter, only 1% off the record performance achieved in Q2 2016, accounting for 66% of consolidated production. This represented a 12.7% increase in production at Fosterville compared to Q3 2015. Fosterville continues to benefit from high-grade, visible gold bearing development and stope production in the Lower Phoenix area, achieving an average grade of 6.91 g/t during the quarter. In addition, productivity improvements were achieved through increased mine tonnage rates and mill throughput rates. Cosmo achieved a record recovery rate of 95.3%, up from its record of 94.2% in the previous quarter, contributing 10,677 ounces of production during Q3 2016, lower than the previous quarter and the corresponding period of 2015 due to lower tonnes and grade. Gold production at Stawell in Q3 2016 was 8,150 ounces, down 4.2% from Q2 2016 and down 2.4% compared to Q3 2015, as a result of lower mill throughput.

Newmarket Gold Inc. | Management Discussion and Analysis	4

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Revenue for Q3 2016 was $71.9 million based on 54,053 ounces of gold sold at an average realized gold price of $1,329 per ounce, an increase in revenue of 19% compared to Q3 2015, predominantly the result of a nearly 20% increase in the average realized gold price. On a year to date basis, revenue has increased 8% compared to the first nine months of 2015 due to a 1.8% increase in gold ounces sold in a higher gold price environment.

Operating expenses for the third quarter of $41.1 million marked a 7.4% increase over Q3 2015, driven by a 4.7% appreciation in the Australian dollar over the comparative period, and higher operating costs at Stawell. On a consolidated basis, operating cash costs per ounce for the third quarter were $777 per ounce, an 8.7% increase over Q3 2015. Fosterville achieved operating cash costs per ounce of $471, a decrease of 2.1% compared to Q3 2015, as a result of increased productivity, the focus on total extraction mining methods, and the resulting higher grades, which more than offset the impact of the stronger currency. Fosterville’s improved productivity and consequent increase in throughput compared to Q2 2016, resulted in a 10% decrease in the operating cost per tonne milled to A$112 from Q2 2016. Operating costs in absolute terms for Cosmo for Q3 2016 were consistent with Q3 2015, impacted in US dollar terms mainly by the appreciation of the Australian dollar. However, operating cash costs of $1,317 per ounce sold were significantly higher due to a combination of lower throughput due to mine sequencing issues and constraints associated with unfavourable ground conditions and dilution, and resultant lower grades. Going forward, mining location flexibility and ground conditions will improve as recent drilling at Cosmo has identified additional potential ore sources near existing infrastructure. These new ore sources will enable multiple mining areas to be established and be incorporated in the mine plan in the near term. Operating cash costs at Stawell increased from the prior year to $1,402 per ounce sold in Q3 2016, as reduced throughput resulted in 10.1% less gold ounces sold compared to Q3 2015.

Royalty expense increased 24% compared to the third quarter of 2015 and 32% for the first nine months of 2016. The increase over both periods is reflective of record production at Fosterville and the resulting impact on revenues, and the commencement of a 1% NSR royalty at Stawell as of January 1, 2016. Depletion and depreciation was lower on both a quarterly and year-to-date basis compared to 2015, the result of lower book values at Cosmo and a longer mine life at Fosterville, which was partially offset by the appreciation of the average Australian dollar over those periods.

Mine operating income for the third quarter of 2016 was $22.1 million, a 75.5% increase over the corresponding quarter of 2015 as a result of the significantly higher average realized gold price, with the 7.4% increase in operating expenses largely offset by lower depletion and depreciation. Mine operating income for the first nine months of 2016 was a record $67.7 million, an increase of 31% over 2015, mainly due to increased ounces sold in a significantly higher gold price environment.

Net income for the third quarter of 2016 was $7.1 million or $0.04 per share (basic), compared to a net loss of $10.3 million or $0.08 loss per share in Q3 2015. The prior year quarterly result was impacted by transaction costs of $15.1 million associated with the amalgamation of Newmarket Gold and Crocodile Gold, of which $13.4 million were non-cash costs, accounting for a per share loss of $0.11 during Q3 2015. Net of transaction costs, adjusted net income for Q3 2015 was $4.8 million, or $0.03 per share. Per share amounts in the most recent quarter reflect higher weighted average number of shares outstanding (basic), as a result of the conversion and redemption of Debentures and the exercise of warrants during the first quarter of 2016. Net income for the first nine months of 2016 was $30.3 million or $0.18 per share, an increase of over 73% compared to net income of $17.5 million, or $0.14 per share, during the same period in 2015, which was impacted by the aforementioned transaction costs.

Net income for the third quarter of 2016 includes $3.3 million of exploration and evaluation expenditures, bringing year-to-date expenditures to $10.7 million, tracking to the upper end of the Company’s guidance of $10 - $15 million. General and administrative expenses in Q3 2016 are generally consistent with Q3 2015, reflecting the increased corporate capacity established after Newmarket’s amalgamation with Crocodile Gold in July of 2015. Net income for the nine months ended September 30, 2016, was also impacted by share based compensation of $4.3 million, largely due to the vesting of three tranches of the Company’s performance share units, whose share-performance vesting terms were triggered as a result of the significant increase in the Company’s share price on the TSX during the first half of the year.

The current quarter net income was also impacted by a higher total tax expense relating mainly to the exceptional performance at Fosterville in a strong Australian gold price environment, accounting for a loss of $0.05 per basic share. The Company recognized a deferred tax expense of $7.5 million during the third quarter, totalling $12.7 million on a year-to-date basis, mainly reflecting the estimated use of non-capital losses relating to its Victorian operations, particularly Fosterville. Based on expected performance for the remaining part of 2016 and the continued strong Australian dollar gold price, the Company’s Victorian operations are expected to be cash taxable by the end of the year, and as a result the Company has booked a current income tax expense of $0.6 million during the third quarter.

Newmarket Gold Inc. | Management Discussion and Analysis	5

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Cash Flow

Newmarket Gold generated operating cash flow of $25.4 million in Q3 2016, or $0.14 per share (basic), compared to $11.3 million in the same period of 2015, or $0.09 per share (basic). The significant increase is driven primarily by a nearly 20% increase in the average realized price of gold, which was $1,329 during the third quarter of 2016. Operating cash flow in the third quarter is down from $31.0 million in Q2 2016, due to 13% less gold ounces sold in the most recent quarter. On a year to date basis, the Company has generated $74.7 million in cash flow from operations in 2016 compared to $65.9 million in 2015, noting that 2015 included proceeds of approximately $3.3 million relating to the sale of 2,750 ounces of gold bullion. Cash flow from operations in 2016 also includes $10.7 million in exploration and evaluation spending compared to $7.2 million for the first nine months of 2015, as the Company continues to invest in growth programs to drive near-term resource growth.

Newmarket invested $11.2 million in mine development during the third quarter of 2016, which includes underground development and resource definition, generally in line with prior year mine development as well as Q2 2016. Development was focused at Fosterville, which accounted for 74% of the total expenditure in the third quarter. Mine development at Cosmo, which was comparatively low during the first two quarters of the year with focus on operating development and the completion of the 640 drill drive growth development, was $2.3 million in Q3 as it looks to access the Sliver lode. Lower underground mine development at Cosmo is the main driver of lower mine development during the first nine months of 2016. Property, plant and equipment expenditure in the quarter was $2.3 million and $6.8 million for the first nine months of 2016, down for both comparative periods in 2015, however noting $4.3 million in upgrades to the Fosterville truck fleet to improve productivity were financed through capital lease obligations.

The Company achieved consolidated all-in sustaining costs per ounce sold of $1,076 during the third quarter of 2016, with higher cash costs per ounce at Cosmo and Stawell being offset by continued strong performance from Fosterville, which achieved all-in sustaining costs of $765 per ounce sold. Consolidated all-in sustaining costs increased 6.4% compared to Q3 2015, largely impacted by the 4.7% stronger average Australian dollar exchange rate. The consolidated all-in sustaining cash costs per ounce sold of $971 continues to track within our revised 2016 guidance of $900 - $975 per ounce sold.

Net cash used in financing activities in the third quarter totalled $0.6 million related mainly to ongoing capital lease and other loan payments. Year-to-date cash provided by financing activities of $4.6 million reflects total proceeds of $6.6 million on the exercise of share purchase warrants and the exercise of share options.

Financial Position

At September 30, 2016, the Company had a cash balance of $82.5 million, a significant increase from $36.5 million as at December 31, 2015 representing an increase in cash and cash equivalent balances of $12.7 million during Q3 2016 and $46.0 million during the first nine months of 2016. Newmarket Gold’s working capital position at the end of Q3 2016 was $64.4 million, a significant increase from $22.3 million at December 31, 2015, reflecting positive net cash flow from mine operations, the receipt of proceeds on the exercise of share purchase warrants and stock options, and the reduction of current debt relating to the Debentures. With the full conversion and redemption of the Debentures, the Company is essentially debt-free with only $5.9 million in capital lease obligations and other loans.

Foreign Exchange

Newmarket Gold has generally benefited in the Australian dollar exchange rate relative to the US dollar, which has resulted in a robust gold price in Australian dollar terms (the functional currency of its subsidiaries’ operations). Over the third quarter, the Australian denominated gold price, has traded at an average of approximately A$1,760 and has exceeded A$1,800 at times. A generally lower Australian dollar relative to the US dollar also has the effect of lowering cash costs in US dollar terms.

The Australian dollar closed at $0.7665 on September 30, 2016, an increase of approximately 4% compared to December 31, 2015. The average Australian dollar exchange rate for the third quarter was $0.7588, an increase of almost 5% compared to the average rate of $0.7251 for the same period in 2015.

Newmarket Gold Inc. | Management Discussion and Analysis	6

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

GOVERNANCE

Newmarket Gold aspires to achieve zero harm to employees, the environment, and to local communities. The Company strives to minimize and mitigate risks inherent in our mining operations in a sustainable manner, and recognizes that community engagement is critical to sustainability. Ultimately the success and sustainability of our business will be earned by minimizing risks and negative impacts, while maintaining full engagement and collaboration with local communities.

Employee Health and Safety

Newmarket Gold works to achieve zero harm by creating a safe work environment for all of our staff, contractors and consultants. The Company strives to be among the safest mine operators in each of our operational jurisdictions. Wherever we operate, we will develop, implement and maintain an integrated health and safety management system that drives continuous improvement.

The Company tracks the following consolidated safety statistics in the table below. Total recordable time injuries include all LTI’s, medically treated injuries, and alternative duty events. Frequency rates are presented on a per 200,000 man hour basis.

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Lost Time Injuries (“LTI’s”)	2	8	8	19
Lost Time Injury Frequency Rate (“LTIFR”)*	0.84	3.47	1.13	2.88
Total Recordable Time Injury Frequency Rate (“TRIFR”)*	6.74	12.14	6.37	10.61

*Newmarket Gold has implemented TRIFR as part of its health and safety reporting, certain historical data may not be available for this measure.

Newmarket Gold has engaged an independent external consultant to review the Company’s health and safety systems. In addition to Company-wide initiatives to improve the health and safety culture and results, each site has implemented local programs including safety audits, focused sessions on frequent injuries, site cross-training, and leadership development. The Company has completed the restructuring process to ensure the organization is resourced to achieve our aspiration of zero harm.

Environment

Newmarket Gold’s vision is to integrate and promote sustainability into the Company through implementation of environmentally responsible practices throughout every level of our business. Newmarket Gold believes that effective environmental management is paramount to a successful future. There were no serious breaches of mine license or work plan conditions during the third quarter of 2016 at any of the Company’s mining operations. All other incidents were reported to regulators in a timely manner and impacts, if any, were rectified appropriately.

Stawell continues to work with Earth Resources Regulation Victoria (ERRV) and comply with all notices, proposed recommendations to improve environmental monitoring, and to undertake broader community engagement stemming from the Technical Review of Environmental Performance for the Stawell Gold Mine report that was released in April 2016.

In the Northern Territory, the operations continue to work with the regulators relating to water discharge license matters, and the Company is confident it continues to operate within the required license conditions and is engaging directly with the regulators to demonstrate ongoing responsible environmental practices.

Fosterville commissioned a third party this quarter to initiate a ground water monitoring review that will encompass future operational changes and project any related changes to the ground water levels and quality.

Newmarket Gold Inc. | Management Discussion and Analysis	7

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

FOSTERVILLE GOLD MINE
	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Operating Information
Capital Development (m)	1,098	997	2,809	3,185
Operating Development (m)	906	918	2,491	2,587
Ore Mined – Underground (t)	191,900	174,368	522,720	531,230
Ore Mined – Head Grade (g/t Au)	6.64	6.65	7.34	6.02
Ore Milled (t)	185,071	175,687	516,823	524,337
Grade (g/t Au)	6.91	6.42	7.24	6.03
Recovery (%)	89.7	89.7	89.1	89.4
Gold Oz Produced	36,967	32,793	107,350	91,576
Gold Oz Sold	35,271	32,770	106,467	93,141
Financial Information (in thousands, except per ounce amounts)
Revenue	46,882	36,135	132,123	107,304
Mine operating income	24,839	13,631	67,111	38,728
Cash flow from operations	30,594	19,448	84,814	60,913
Sustaining capital expenditures	9,731	9,892	28,902	30,437
Operating cash costs per ounce sold	471	481	461	518
All-in sustaining cash costs per ounce sold(1)	765	797	743	861
Operating costs per tonne milled in A$	A$112	A$118	A$121	A$115

(1) Excludes corporate general and administrative expenses

Third Quarter 2016 Operating Results

Fosterville has continued to deliver exceptional results, producing 36,967 ounces of gold in the third quarter, just 1% below the record performance achieved in the previous quarter. This marks a 13% increase over Q3 2015 production of 32,793 ounces of gold. Production was driven by a 19% increase in tonnes over Q2 2016, and a 10% increase over the corresponding period of 2015. Increased productivity was the result of opportunistic investment in new larger-capacity haulage trucks and the opening up of new productive levels in the Lower Phoenix area. Average quarterly head grade remained strong at 6.64 g/t, down from the record grade achieved in Q2 2016, however consistent with the mine plan. The operation continues to see high-grade stope production and development on multiple levels in the Lower Phoenix area where both west and east-dipping lodes were extracted.

Mine development advanced at an average monthly rate of 668 m (2,004 m in total), ahead of both Q2 2016 by 18% and Q3 2015 by 5%. Significant investment in diamond drilling continued with nine rigs operating at quarter end for resource definition and growth programs. The focus of exploration activities was mainly on the Harrier South and Lower Phoenix Gold Systems, with each yielding significant high-grade intercepts containing visible gold as reported by the Company during the third quarter of 2016.

In Q3 2016, the mill processed 185,071 tonnes at an average grade of 6.91 g/t Au as compared to 169,884 tonnes at 7.50 g/t Au in Q2 2016, representing a 9% increase in throughput as a result of mine productivity. Recovery for the quarter averaged 89.7%, just below the record recovery achieved in the previous quarter of 90.8% due to a slightly higher proportion of black shale-associated ore which impacted flotation recovery. The gravity circuit continued to perform well in its second full quarter of operation recovering 5,099 ounces, or 14% of total production at Fosterville recovered in the circuit.

Third Quarter 2016 Financial Results

Fosterville generated revenue of $46.9 million in Q3 2016, an increase of 29.7% compared to Q3 2015, driven by higher gold sold and a higher comparative average realized gold price, both factors also the key drivers of the 23% increase in revenue of $132.1 million for the nine months ended 2016. Mine operating income of $24.8 million increased significantly from Q2 2105, as well on a year-to-date basis, mainly reflecting the increased gold sales, increased realized gold price and lower depletion and depreciation due to increased mine life. Fosterville achieved operating cash costs per ounce of $471, a decrease of 2.1% compared to Q3 2015, as greater productivity, the focus on total extraction mining methods, and the resulting higher grades more than offset the impact of the stronger Australian dollar over the quarter.

Newmarket Gold Inc. | Management Discussion and Analysis	8

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Fosterville’s higher productivity and resultant increased throughput resulted in an operating cost per tonne milled of A$112 in Q3 2016, a 5% decrease compared to Q3 2015 and a 10% decrease from the second quarter of 2016.

Fosterville generated $30.6 million in cash flow from operations during the quarter, a 57% increase over the corresponding period of 2015. In the first nine months of 2016, Fosterville has generated cash flow from operations of $84.8 million, compared to $60.9 million over the same period in 2015. Sustaining capital expenditures were lower both on a three and nine-month basis compared to 2015, as increased resource definition drilling in the Harrier South gold system was offset by much lower investment in property, plant and equipment. However, during the third quarter, Fosterville invested in three new haul trucks through a capital lease facility. Sustaining capital in 2016 also includes $0.4 million for the installation and commissioning of the gravity circuit, which contributed to the record recovery rate in the second quarter. As a result of lower operating costs per ounce and lower comparative capital expenditures, Fosterville achieved all-in sustaining costs per ounce of $765 per ounce in Q3 2016, a 4% decrease compared to Q3 2015. All-in sustaining cash costs at Fosterville for the first nine months of 2016 were $743 per ounce.

COSMO GOLD MINE
	Q3 2016	Q3 2015	YTD 2016	YTD 2015

Operating Information
Capital Development (m)	347	387	485	1,242
Operating Development (m)	503	858	1,228	2,245
Ore Mined – Underground (t)	141,091	164,488	489,767	545,384
Ore Mined – Head Grade (g/t Au)	2.50	2.66	2.89	3.13
Ore Milled (t)	138,801	161,351	487,078	544,742
Grade (g/t Au)	2.51	2.65	2.89	3.12
Recovery (%)	95.3	92.2	93.3	92.2
Gold Oz Produced	10,677	12,672	42,459	50,357
Gold Oz Sold	11,181	13,297	42,752	50,017
Financial Information (in thousands, except per ounce amounts)
Revenue	14,884	14,964	52,986	59,181
Mine operating (loss) income	(1,751)	(1,081)	1,032	7,030
Cash flow from (used in) operations	620	(1,975)	7,346	8,626
Mine development and property, plant and equipment	2,814	3,363	4,569	11,209
Operating cash costs per ounce sold	1,317	1,055	1,051	878
All-in sustaining cash costs per ounce sold(1)	1,581	1,319	1,167	1,112
Operating costs per tonne milled in A$	A$140	A$120	A$125	A$106

(1) Excludes corporate general and administrative expenses

Third Quarter 2016 Operating Results

Cosmo produced 10,677 ounces of gold, resulting in year to date production of 42,459 ounces. Third quarter production was below expectations in terms of mine performance, although the mill reached a new record recovery of 95.3% .

Third quarter production was impacted by lower deliveries from the mine, with 141,091 mined tonnes at a grade of 2.50 g/t Au as compared to 155,737 tonnes at 2.97 g/t Au in Q2 2016. Mine performance was impacted by limited flexibility in the stoping sequence and higher than planned dilution and ore loss as a consequence of unfavorable ground conditions. The unplanned dilution resulted due to hangingwall failures in the eastern lodes around the F10 Fault. Going forward, mining location flexibility and ground conditions will improve as recent drilling at Cosmo has identified additional potential ore sources near existing infrastructure. These new ore sources will enable multiple mining areas to be established and be incorporated in the mine plan in the near term. (see Newmarket News Release dated August 22, 2016).

Mine development was significantly higher than the previous quarter with 850m completed compared to 413m in Q2 2016. During Q3 the mine mobilized a second jumbo to assist with a ramp up in capital development to access new mining areas around the newly discovered Redbelly and Taipan lodes, as well as assist with the development of a new exploration drill drive to test the down plunge extensions of the Sliver Lode. Currently there are four diamond drill rigs in operation at Cosmo, following up on the new discoveries.

Newmarket Gold Inc. | Management Discussion and Analysis	9

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Process improvements in the mill continued to focus on quality performance with overall mill recovery improving to a record 95.3% for during the quarter as compared to the previous record of 94.2% in Q2 2016 and 92.2% in Q3 2015. This second consecutive quarter of record recovery has been driven through a controlled approach to processing of Cosmo ore with additional improvements in oxygen supply during the milling process.

Building on the drilling programs completed during Q3 2016, exploration activities will focus on high-priority resource definition targets testing the Western Lodes, the Sliver and Hinge areas, and newly discovered Redbelly and Taipan lodes, all of which are adjacent to existing underground mine development

Third Quarter 2016 Financial Results

Revenue in the third quarter of 2016 was flat compared to the same period in 2015, as a 15.7% decrease in gold ounces sold was offset by a significantly higher average realized gold price. Revenue for the nine months ended 2016 was down 10.5%, as the higher gold price only partially offset the 14.5% decrease in year over year gold sales.

Mine operating loss during the period was $1.8 million, down from a mine operating loss of $1.1 million in Q3 2015, due to a 5% increase in operating costs. Operating costs in absolute terms for Cosmo for Q3 2016 were generally consistent with Q3 2015, impacted in US terms mainly by the stronger average Australian dollar. However, operating cash costs were significantly higher at $1,317 per ounce sold, due to a combination of lower throughput due to mine sequencing issues and constraints due to unfavourable ground conditions, and resultant lower grades from higher dilution. Year-to-date mine operating income of $1.0 million is down significantly from $7.0 million in 2015, with increased mining costs reflecting a higher ratio of operating development compared to 2015, resulting in a higher allocation of costs to operations expenses. Year to date, the 19.7% increase in operating cash costs per ounce to $1,051 reflects the increased cost profile at a comparatively lower tonne profile at lower grades. This has also resulted in a significant increase in operating costs per tonne milled to A$125 per tonne for the first nine months of 2016.

Operating cash flow during the third quarter was $0.6 million, an increase compared to Q3 2015, however on a year-to-date basis operating cash flow has decreased 14.8% to $7.3 million due to lower ounces produced at a higher operating cash cost per ounce. Sustaining capital expenditures in the third quarter of $2.8 million continue to be relatively low compared to 2015, however the mine increased expenditure in mine development in the second half of 2016. The first half of the year focused on operating development in the previously vertically accessed Mining Block 8, as well as on extending the 640 drill drive to target near-term resources (which was completed in Q2 2016). Despite lower capital expenditures, all-in sustaining cash costs per ounce in Q3 2016 increased significantly to $1,581 from the prior year, due to the increase in operating cash costs per ounce. Year to date all-in sustaining cash costs for the first nine months of 2016 are $1,167 per ounce sold, representing a 5.0% increase from the same period of 2015.

Newmarket Gold Inc. | Management Discussion and Analysis	10

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

STAWELL GOLD MINE
	Q3 2016	Q3 2015	YTD 2016	YTD 2015

Operating Information
Capital Development (m)	57	9	393	374
Operating Development (m)	904	836	2,210	1,898
Ore Mined – Underground (t)	124,449	130,881	394,036	371,891
Ore Mined – Head Grade (g/t Au)	2.19	2.05	2.13	2.35
Ore Milled (t)	218,702	228,216	673,525	670,277
Grade (g/t Au)	1.45	1.42	1.46	1.58
Recovery (%)	80.1	80.0	79.9	81.1
Gold Oz Produced	8,150	8,352	25,233	27,559
Gold Oz Sold	7,601	8,454	24,851	27,810
Financial Information (in thousands, except per ounce amounts)
Revenue	10,174	9,565	30,925	33,120
Mine operating (loss) income	(1,009)	32	(425)	6,104
Cash flow (used in) from operations	(1,336)	(95)	(88)	6,094
Mine development and property, plant and equipment	963	539	3,115	2,766
Operating cash costs per ounce sold	1,402	1,086	1,222	946
All-in sustaining cash costs per ounce sold(1) (2)	1,528	1,153	1,345	1,038
Operating costs per tonne milled in A$	A$64	A$56	A$60	A$52

(1) Excludes Big Hill expenditures which relate to a growth project and are therefore not sustaining expenditures of the existing operation (2) Excludes corporate general and administrative expenses

Third Quarter 2016 Operating Results

Stawell produced 8,150 ounces of gold, resulting in year to date production of 25,233 ounces. Low grade oxide stockpiles continued to supplement underground ore resulting in total mill feed of 218,702 tonnes at 1.45 g/t Au and recovery of 80.1%, consistent with the previous quarter of 2016. Mined tonnes improved 6.8% above the previous quarter, however is down 4.9% compared to Q3 2015. Mined tonnes during the quarter comprised Mineral Reserve material from the Federal-Albion South and Upper South Fault, complemented with non-reserve material from the upper levels.

Growth activities at Stawell continued to progress the understanding of the Aurora B gold discovery and extending the Aurora B Mineral Resource reported in Q1 2016. The West Flank of the Stawell gold system has produced 2.3 million ounces over 30 years of continuous mining, whereas the East Flank has no recorded production.

Third Quarter 2016 Financial Results

Revenue in the third quarter of 2016 was up 6.4% compared to Q3 2016, as the decrease in gold sales over the comparative period was offset by the stronger average realized gold price. For the first nine months of 2016, revenue at Stawell is down 6.6% compared to 2015, driven mainly by 10.6% less gold ounces sold due to lower mill grade year over year.

Mine operating income has similarly decreased for both the three and nine months ended September 30, 2016, compared to 2015, with higher operating costs over those periods adding to the impact of lower revenues. Operating costs have increased in Q3 2016 relative to the prior year due to increased levels of operating development and associated rehab works underground to open up mining fronts, however lower comparative grades and recoveries have resulted in increased operating cash costs per ounce of $1,402. Year to date, operating cash costs per ounce are also up compared to 2015, as the increase in tonnes mined and milled (and related costs) have been accompanied by a lower grade profile. Further, as of January 1, 2016, Stawell is subject to a 1% NSR royalty as of January 1, 2016 (held by AuRico Metals).

Given the short time frame to production, most related drilling and development costs are expensed as operating costs, with only a small portion of Federal Albion related development in Q3 2016 being recognized as capital development. Due to the impact of lower grades and increased operating costs, all-in sustaining cash costs per ounce for the third quarter was $1,528, up significantly from the prior year. Operating costs per tonnes of A$64 in Q3 2016 reflect the aforementioned increased operating costs at a reduced tonne milled profile.

Newmarket Gold Inc. | Management Discussion and Analysis	11

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

GROWTH AND EXPLORATION

Newmarket continues to invest in growth programs with the aim of delineating near-term resource growth and the potential to expand Mineral Reserves at the Company’s operating mines. During the third quarter, Newmarket Gold invested $3.3 million in growth programs, in line with 2016 exploration growth guidance of $10-15 million. The increased growth investment in Newmarket’s assets has continued to return significant gold intercepts outside of 2015 Mineral Resources and Reserves. As of September 30, 2016, the Company has incurred $10.7 million in exploration and evaluation expenditures, consisting of multiple programs at Fosterville including surface and definition drill programs targeting the up-plunge and down-plunge extensions of the Lower Phoenix, underground definition drilling at the Harrier South Gold System, and the completion of the Harrier Drill Drive. Newmarket continued investment in near-mine exploration at the Cosmo Mine including a growth program that identified new zones of gold mineralization, completed the 640 Drill Drive development and progressed with the Aurora B program at Stawell.

Fosterville Gold Mine

Lower Phoenix Underground Drill Programs – During Q3 2016, Fosterville reported positive results from 96 underground, near-mine definition drill holes totaling 22,799 metres (“m”), which continued to return significant intercepts containing high-grade visible gold mineralization (See News Release dated September 20, 2016).

Underground drilling continued to focus on further defining near-mine gold targets on the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. Recent drill results continued to support the potential to expand Fosterville’s Mineral Resources and Reserves and confirmed continuity of mineralization up-plunge (north) and down plunge (south) on the Lower Phoenix gold system. Highlights and key drill intercepts included a newly discovered west dipping lode within the Lower Phoenix Footwall structure that was identified during definition drilling, intersecting significant high-grade gold mineralization of 194 g/t Au(1) over 14.3m (ETW 3.07m) in hole UDH1643 (including 1,134 g/t Au(1) over 2.3m [ETW 0.5m]) . The underground definition drilling of the Eagle Fault System continues to return high-grades containing visible gold. The high-grade Eagle Fault System has now been defined over a strike length of 700m and vertical extent of 330m. Key drill intercepts included 283 g/t Au(1) over 3.0m (ETW 2.8m) in hole UDH1584 (including 526 g/t Au(1) over 0.55 m [ETW 0.4m] and 665 g/t Au(1) over 0.8m [ETW 0.7m]) . Drill results from the Eagle Fault System continue to support the view that the system remains open for expansion.

(1)	Visible gold present in drill intercept

Lower Phoenix Surface Based Growth Exploration Programs - During Q3 2016, Fosterville reported further positive results from four surfaced-based drill holes totaling 4,326 m (See News Release dated September 20, 2016). Surface based growth exploration programs at Fosterville were completed on the Lower Phoenix North 8050mN section and all drill results have now been returned from the Lower Phoenix South 6200mN and Lower Phoenix North 7850mN drill programs.

The Lower Phoenix South (6200mN) Surface Drill Program continued to confirm the resource expansion potential of the Lower Phoenix gold system with an intercept of 13.36 g/t Au over 3.85 m (ETW 3.8 m) in hole SPD614E (Including 27.33 g/t Au over 1.55m [ETW 1.5m]) . This intercept on the 6130mN, 3830mRL is positioned approximately 40m down dip of the previously reported result of 12.75 g/t Au over 5.9m (ETW 4.5m) in hole SPD614C. Current interpretations indicate that this drilling program has identified a strongly mineralized west dipping structure footwall to Lower Phoenix.

Surface based drilling into the Lower Phoenix North has advanced northwards with the commencement of the Lower Phoenix 8300mN program on the back of drill success of the Lower Phoenix 7850mN, 7950mN and 8050mN sections. In addition, underground based growth programs have commenced from the Harrier Exploration Drill Drive 5450mN section targeting Lower Phoenix extensions approximately 1,000m down-plunge from defined Mineral Resources. The Lower Phoenix North 8050mN program targets Lower Phoenix mineralization approximately 350 m north of Mineral Reserves. New drill results returned included 4.7 g/t Au over 6.95m (ETW 6.2m) in hole SPD618 (Including 5.93 g/t Au over 2.3m [ETW 2.15m]) and 3.2 g/t Au over 4.55m (ETW 4.55m) in hole SPD618A. Newmarket Gold is currently compiling and interpreting results of this program and is optimistic that Mineral Resources could potentially be extended beyond the current 7750mN extent to 8050mN.

Harrier South Gold System – During Q3 2016, Fosterville also reported positive drill results from 17 underground holes, totaling 6,376 m, from the Harrier South Gold System (See News Release dated September 14, 2016). The resource definition program targeted down-plunge extensions to the Harrier and Osprey Gold System, and results suggest there is a strong potential for significant conversion of Mineral Reserves from this area. The results also indicate an increasing grade profile with depth below the 4450mRL, which is similar to the Lower Phoenix gold grade increase at a similar depth, and included the occurrence of the first recorded visual gold sample from a new growth exploration program on the Harrier South Gold System. Success from continued drilling from this area could also provide increased flexibility for the operation, with the potential to maintain independent mining fronts from the current Phoenix/Lower Phoenix mining area. Highlight drill results from the third quarter included significant high-grade mineralization containing visible gold of 64.8 g/t Au over 4.5m (EETW 4.3m) in hole UDH1734 and 46.22 g/t Au over 6.80m (ETW 6.59m) in hole UDH1764.

Newmarket Gold Inc. | Management Discussion and Analysis	12

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

The Harrier South drilling target area is located approximately 1.2km south of the Phoenix and Lower Phoenix Mineral Reserves and is directly down-plunge from the active Harrier mining area. Drilling has now defined an approximate 425m strike length across multiple mineralized lenses in the Harrier South Gold System down-plunge of the current mining front.

Cosmo Gold Mine and Northern Territory (“NT”)

During Q3 2016, The Cosmo Mine identified new zones of mineralization and reported positive drill results from 45 underground holes, totaling 13,834 m of diamond drilling (See News Release Dated August 22nd, 2016). These results are part of Newmarket’s 2016 growth program and include significant drill intercepts for the Sliver Lode and the newly discovered Redbelly and Taipan Lodes, all of which are adjacent to existing underground mine development. The results for the Sliver Lode strongly support the potential to extend Mineral Resources down-plunge from existing Mineral Reserves. Cosmo now has drill platforms at the deepest underground levels of the mine to advance the down plunge Mineral Resource potential of the Sliver Lode and also extend gold mineralization on the newly discovered Redbelly and Taipan Lodes. Highlight results from the third quarter included significant drill intercepts for the Sliver Lode and the newly discovered Redbelly Lode including 5.18 g/t Au over 8.75m (ETW 6.8m) in hole CE64070 and the Taipan Lode including 12.07 g/t Au over 5.2m (ETW 2.9m) (including 101 g/t Au over 0.4m [ETW 0.2m]) in hole CE64087.

Maud Creek Gold Project, Northern Territory

During Q2 2016, Newmarket Gold announced a positive preliminary economic assessment (“PEA”) for the 100% owned Maud Creek Gold Project located in the Northern Territory, approximately 144 kilometres from the Union Reefs processing facility. Utilization of the Union Reefs Mill provides an opportunity to leverage existing infrastructure in the future, which has 1.2 Mt of excess capacity to treat additional ore. The Maud Creek deposit is also located close to existing infrastructure such as road and rail networks and is also situated approximately 20 km from the regional centre of Katherine in the Northern Territory. The PEA was prepared by SRK Consulting (Australasia) Pty Ltd (“SRK”) using base case parameters of a A$1,550 per ounce gold price (US$1,200) and an AUD/US exchange rate of 0.77.

Highlights from the Preliminary Economic Assessment are presented below:

Parameter/ Result	Quantity
Pre-Tax NPV (5%)	A$201 million (US$155 million)
Pre-Tax IRR	116%
After-Tax NPV (5%)	A$137 million (US$105 million)
After Tax IRR	80%
Pay Back Period	1.25 years
Pre-production Capital Cost	A$42 million (~US$32 million)
Mine Life	9.5 years
LOM Gold Grade (Diluted Gold Grade)	4.2 g/t Au
LOM Recovered Gold	496,000 ounces
Average Annual Production	52,000 ounces
LOM Cash Operating Cost	A$822 per ounce (US$632 per ounce)

The Company is currently reviewing options to move the Project forward, including a tender process to proceed to a full Feasibility Study stage, which would include further geotechnical drilling to allow for optimization of the mine plan and metallurgical recovery.

The NI 43-101 technical report for Maud Creek entitled “Technical Report, Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia” and dated May 16, 2016 (the “Technical Report”) is available under Newmarket’s profile on SEDAR at www.sedar.com and on its website at www.newmarketgoldinc.com.

Stawell Gold Mine

The last drill results from Aurora B highlight the potential to build Mineral Resources on the expansive East Flank of the Stawell gold system (See News Release dated January 26, 2016). Drilling to date has traced the Aurora B mineralized surface approximately 150 metres along strike and 150 metres down-dip, with this zone being approximately 200 metres from existing mine infrastructure. The next phase of scoping drilling is underway following detailed geological interpretation and modelling activity, with aim of expanding on the existing Inferred Resource by targeting the along strike potential and assess the potential for it to become a new mining front for the Stawell Mine. The Company expects to provide an update on Aurora B in the first half of 2017.

Newmarket Gold Inc. | Management Discussion and Analysis	13

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

The Modified Big Hill Development Project (“The Big Hill Project”)

Newmarket also continues to progress the Big Hill Project at Stawell, an important growth opportunity for the Company and the community of Stawell. The Big Hill Project is the up-dip extension of the Magdala system currently being mined from underground. On June 6, 2014, the Company released a positive Feasibility Study prepared in accordance with NI 43-101, which defined a Mineral Reserve for the project and robust project economics. Full details of the Feasibility Study can be found in Technical Report titled "Technical Report - Big Hill Enhanced Development Project at Stawell Gold Mine" on SEDAR (www.sedar.com) and at the Company's website at www.newmarketgoldinc.com.

In March 2014, the Company released of the Environmental Effects Statement (EES) for the Big Hill Project, which was followed by a full Feasibility Study in June 2014. Formal Panel Hearings for the Project with government department representatives concluded in July 2014. On October 30, 2014, the Company received the Ministerial assessment and Panel Report on the Big Hill Project. The Panel provided a number of key recommendations for the Project, and at that time also advised the statutory decision-makers that the Project should not proceed in the current form.

In early 2015, the newly elected Victorian State Government acknowledged the Company's willingness to address the Ministerial issues raised, and advised that key agencies would review an updated submission and provide recommendations on next steps. In May 2015, the Company submitted a draft modified plan to the State government that would include several new initiatives, primarily relating to proximity buffering, additional noise mitigation and further controls for dust mitigation to satisfy the Ministerial key recommendations resulting from the EES review. Such initiatives are generally above best practice standards and have been reviewed by third party independent technical experts. The Company has not received further direction on the Project as of the date of this MD&A, however has engaged in a ministerial inquiry starting in Q4 2015, which the Company views as a necessary step for project direction to be progressed. As noted under the Governance Section, the results of the independent review were released in April, finding the mine operations to be compliant with Victoria’s mining licensing requirements and regulatory standards, and did not find evidence of risks to the community’s health or safety. The Report did propose recommendations to improve environmental monitoring, and to undertake broader community engagement, and these recommendations have been taken on for further consideration.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Mine Operating Results
	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue	71,940	60,664	216,034	199,605
Cost of operations
Operating expenses	(41,125)	(38,278)	(121,699)	(116,482)
Royalties	(974)	(788)	(2,911)	(2,206)
Depletion and depreciation	(7,762)	(9,016)	(23,706)	(29,055)
Total cost of operations	(49,861)	(48,082)	(148,316)	(147,743)
Mine operating income	22,079	12,582	67,718	51,862

Revenue for Q3 2016 was 19% higher than the corresponding period of 2015, predominantly the result of a nearly 20% increase in the average realized gold price. On a year to date basis, revenue has increased 8% compared to the first nine months of 2015 due to a 1.8% increase in gold ounces sold. Mine operating income in Q3 2016 is 75.5% higher than Q3 2015, with the significant increase in revenue being slightly offset by higher cost of operations. Operating expenses for Q3 2016 increased 7.4% compared to the prior year, driven by a 4.7% appreciation of the Australian dollar over the comparative periods, and higher operating costs at Stawell. On a consolidated basis, operating cash costs per ounce for the third quarter were $777 per ounce, an 8.7% increase over Q3 2015. Fosterville achieved operating cash costs per ounce of $471, a decrease of 2.1% compared to Q3 2015, which was offset by increased operating cash costs per ounce at Cosmo and Stawell. The increased royalty expense over both periods is reflective of the higher gold price and revenue, and the commencement of a 1% NSR royalty at Stawell as of January 1, 2016. Depletion and depreciation is lower both on a quarterly and year-to-date basis, the result of lower book values at Cosmo and a longer mine life at Fosterville, which was partially offset by a 4.7% stronger average Australia dollar over the relevant periods.

Newmarket Gold Inc. | Management Discussion and Analysis	14

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated Expenses
	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Impairment charge	-	(472)	167	(472)
Exploration and evaluation	3,270	3,771	10,726	7,206
Care and maintenance (recovery)	(171)	(65)	405	(1,249)
General and administrative	1,910	1,736	6,562	3,647
Share-based compensation	796	809	4,347	1,051
Transaction costs	458	15,146	458	16,653
Other losses (gains)	751	(65)	890	2,738

The Company recorded an impairment charge of $0.2 million against the carrying value of the Point Leamington mineral property based on terms of a sales agreement which was executed in the second quarter of 2016.

Exploration and evaluation expenditure of $3.3 million was generally consistent with Q3 2015, resulting in year to date expenditures of $10.7 million. Strong operational cash flow in 2016 has enabled the Company to increase exploration and growth expenditures over the prior year, as it continues to focus on exploration for near-term resource growth. Exploration programs in Q3 2016 included ongoing drill programs targeting the up-plunge and down-plunge potential of the lower Phoenix at Fosterville, a brownfield drill program on Robbin’s Hill at Fosterville, Cosmo drill programs targeting the Sliver, Western Lodes and the Taipan and Redbelly structures, and the Aurora B and East Flank program at Stawell.

The increase in general and administrative expenses compared to 2015 reflect the expanded corporate capacity following the amalgamation of Newmarket Gold and Crocodile Gold in July 2015, and increased capital markets activity since that time. The increase also reflects the increased value of phantom share units due to the significant appreciation in the Company’s market value in the first nine months of 2016, and the accrual of certain employee awards which are directly related to the financial performance of the Company.

Share-based compensation in Q3 2016 was $0.8 million, down significantly from $2.3 million in Q2 2016, which reflected the vesting of two tranches of performance share units as a result of the Company’s share price performance, which had increased 76% over the second quarter (a portion of the Company’s performance share units vest at thresholds based on share price performance on a 20-day volume weighted average). As at September 30, 2016, all such performance share units have now vested. The significantly lower share based compensation expense in 2015 reflects the lower option value of the share compensation plan of Crocodile Gold prior to the amalgamation with Newmarket Gold.

Finance Items and Income Tax
	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Finance income	(280)	(152)	(715)	(770)
Finance costs	206	1,001	1,315	3,191
Current income tax expense	567	-	567	-
Deferred tax expense	7,503	254	12,704	1,473

Finance costs in 2015 and the first quarter of 2016 included accretion on the outstanding convertible debentures, which are now fully converted or redeemed as of March 30, 2016. Finance costs in the current quarter relate mainly to interest on the Company’s capital lease obligations and other operational loans.

During the third quarter of 2016, the Company recognized a deferred tax expense of $7.5 million, compared to $0.3 million in the corresponding quarter of 2015. The increased quarterly and year-to-date expense in 2016 relates predominantly to the estimated use of non-capital losses relating to the Company’s Victorian operations, as Fosterville continues to achieve record production and cash cost results, and the Australian dollar gold price continues to remain strong. Based on expected performance for the remaining part of 2016 and the continued strong Australian dollar gold price, the Company’s Victorian operations will be cash taxable by the end of the year, and consequently the Company has booked a current income tax expense of $0.6 million in the third quarter of 2016.

Newmarket Gold Inc. | Management Discussion and Analysis	15

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Net (Loss) Income

Net income for the third quarter of 2016 was $7.1 million or $0.04 per share (basic), compared to a net loss of $10.3 million or $0.08 per share in Q3 2015. The prior year quarterly result was impacted by transaction costs of $15.1 million associated with the amalgamation of Newmarket Gold and Crocodile Gold (of which $13.4 million were non-cash costs), accounting for a per share loss of $0.11 during Q3 2015. Net of transaction costs, adjusted net income for Q3 2015 was $4.8 million, or $0.03 per share. Per share amounts in the most recent quarter reflect higher weighted average number of shares outstanding (basic), as a result of the conversion and redemption of Debentures and the exercise of warrants during the first quarter of 2016. Net income for the first nine months of 2016 was $30.3 million or $0.18 per share (basic), an increase of over 73% compared to net income of $17.5 million, or $0.14 per share, during the same period in 2015, impacted by the aforementioned transaction costs.

Foreign Exchange

The reporting currency of Newmarket Gold is the US dollar. In the consolidated financial statements, all assets and liabilities are translated into the US dollar at the rate of exchange on the balance sheet date and all revenue and expense items are translated at the average rate of exchange for the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income (loss).

As at September 30, 2016, the Australian dollar was worth $0.7665 (December 31, 2015 – $0.7285) and had an average exchange rate against the US dollar of $0.7588 during Q3 2016 (Q3 2015 – $0.7251) . As at September 30, 2016, the Canadian dollar was worth $0.7624 (December 31, 2015 – $0.7225) and had an average exchange rate against the US dollar of $0.7665 during Q3 2016 (Q3 2015 – $0.7641) . For the nine months ended September 30, 2016, the Company recorded an unrealized gain on foreign currency translation of $8.4 million in other comprehensive income, compared to a loss of $19.8 million during the corresponding period of 2015. The change in the period was the result of the appreciation in both the Australian and Canadian dollar in the first nine months of 2016. In particular the Australian dollar has strengthened approximately 5% year-to-date since December 31, 2015, whereas in 2015 the exchange rate had decreased almost 14% from the previous year-end.

LIQUIDITY AND CAPITAL RESOURCES

Newmarket Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund capital requirements and development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

Working Capital
	September 30, 2016	December 31, 2015
Cash	$82,523	$36,515
Inventories	23,282	21,107
Other current assets	4,488	5,121
Total current assets	$110,293	$62,743
Current liabilities and provisions	$(42,344)	$(37,568)
Current income taxes payable	(573)	-
Current portion of long term debt	(2,967)	(2,894)
Total current liabilities	$(45,884)	$(40,462)
Net working capital	$64,409	$22,281

As at September 30, 2016, Newmarket had a positive working capital balance of $64.4 million, including a cash balance of $82.5 million, a significant increase from year-end working capital of $22.3 million. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations, proceeds from the exercise of share purchase warrants in the first quarter of 2016, and the reduction in current debt related to the Debentures, which were fully converted and redeemed as of March 30, 2016. Notably this reflects the continued investment by the Company into the growth of its mine resources, investing $10.7 million in exploration in the first nine months of 2016.

With the full conversion and redemption of the Debentures in the first quarter of 2016, the Company has total debt of just $5.9 million (excluding accounts payable and accruals, and provisions) relating to capital lease obligations for mine equipment, and other operational loans.

Newmarket Gold Inc. | Management Discussion and Analysis	16

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Cash Flow Analysis

Newmarket Gold generated operating cash flow of $25.4 million in Q3 2016, compared to $11.3 million in the same period of 2015, primarily due to a nearly 20% increase in the average realized price of gold. Operating cash flow in the third quarter is down from $31.0 million in Q2 2016, due to 13% less gold ounces sold in the most recent quarter. On a year to date basis, the Company has generated $74.7 million in cash flow from operations, compared to $65.9 million in 2015, noting that 2015 also included proceeds of approximately $3.3 million relating to the sale of 2,750 ounces of gold bullion. Cash flow from operations in 2016 also includes $10.7 million in exploration and evaluation spending compared to $7.2 million for the first nine months of 2015.

Newmarket invested $11.2 million in mine development during the third quarter of 2016, which includes underground development and resource definition, with 74% of the expenditure relating to Fosterville. Mine development at Cosmo, which was comparatively low during the first two quarters of the year, was $2.3 million in Q3 2016. Lower underground mine development at Cosmo is the main driver of lower mine development during the first nine months of 2016. Property, plant and equipment expenditure in the quarter was $2.3 million and $6.8 million for the first nine months of 2016, down for both comparative periods in 2015, as $4.3 million in upgrades to the Fosterville truck fleet to improve productivity were financed through capital lease obligations.

Net cash used in financing activities in the third quarter of $0.6 million related mainly to ongoing capital lease and other loan payments. Year-to-date cash provided by financing activities of $4.6 million includes total proceeds of $6.6 million on the exercise of share purchase warrants and the exercise of share options, and also reflects the final total interest payments of $0.7 million on the convertible debentures.

OFF-BALANCE SHEET ITEMS

As at September 30, 2016, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE INFORMATION

	September 30, 2016	December 31, 2015
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	178,002,620	135,945,603
Issued: Stock options	9,830,520	11,041,192
Issued: Performance share units	3,412,333	4,012,000
Issued: Common share purchase warrants	401,760	16,661,749

As at the date of this MD&A, the fully paid common shares outstanding of Newmarket Gold was 178,399,420. Subsequent to September 30, 2016, the Company issued 396,800 common shares on the exercise of common share purchase warrants.

On July 10, 2015, the Company completed a plan of arrangement between Newmarket Gold Inc. and Crocodile Gold, whereby each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share, and each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold share of 0.2456 common shares of Newmarket Gold, or C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a C$25 million subscription receipt financing completed by Newmarket prior to the completion of the plan of arrangement. On closing, Newmarket Gold had 134,220,992 common shares issued and outstanding. All issued and outstanding shares and other equity instruments presented in this MD&A are shown with the share ratios applied to reflect the completion of the plan of arrangement.

Warrants

In the first nine months of 2016, 4,821,169 common share purchase warrants were exercised, resulting in proceeds to the Company of $5.7 million. During Q1 2016, 11,438,820 common share purchase warrants with an exercise price of C$9.16 expired unexercised on March 24, 2016. As at September 30, 2016, there were 401,760 common share purchase warrants representing broker warrants issued in connection with the subscription receipts financing completed as part of the Transaction. The broker warrants have an exercise price of C$1.25 and expire on January 10, 2017. Subsequent to September 30, 2016, the Company issued 396,800 common shares on the exercise of these common share purchase warrants.

Convertible Unsecured Debentures

On February 16, 2016, the Company provided notice to the holders of the outstanding Debentures that on March 30, 2016 it would redeem in full all of its then outstanding Debentures by issuing common shares in the Company. The Company had previously issued C$34,500,000 of 8% Debentures on April 5, 2013, with a maturity date of April 30, 2018.

Newmarket Gold Inc. | Management Discussion and Analysis	17

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

During the three months ended March 31, 2016, Debenture holders converted C$34.47 million Debentures into 33,863,328 common shares. On March 30, 2016, the Company redeemed the remaining outstanding C$21,000 Debentures through the issuance of 10,287 common shares.

QUARTERLY INFORMATION

(in thousands, except ounces and per share amounts)	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Gold produced (oz.)	55,794	61,191	58,057	53,179	53,817	55,998	59,676	58,796
Gold sold (oz.)	54,053	62,223	57,796	52,290	54,521	55,154	61,293	58,070
Average realized gold price ($/oz.)	1, 329	1,253	1,139	1,117	1,109	1,196	1,185	1,202
Operating cash costs per ounce sold ($/oz.)	777	673	701	742	715	681	683	793
AISC per ounce sold ($/oz.)	1,076	937	908	995	1,011	1,037	983	1,098
Revenue	71,940	78,039	66,055	58,383	60,664	66,044	72,897	69,783
Mine operating income	22,079	28,086	17,553	8,714	12,582	19,518	19,762	12,272
Net income (loss)	7,068	16,760	6,535	(20,238)	(10,325)	12,072	15,703	10,759
Net income (loss) per share (basic)	0.04	0.10	0.04	(0.15)	(0.08)	0.10	0.13	0.09
Net income (loss) per share (diluted)	0.04	0.09	0.04	(0.15)	(0.08)	0.10	0.13	0.09
Cash flow from operations	25,438	30,999	18,299	10,594	11,345	27,071	27,486	25,281
Total assets	281,199	260,597	240,780	215,560	229,823	240,632	224,611	256,130
Non-current liabilities	35,343	34,462	30,539	49,419	51,495	55,055	57,188	82,197

Newmarket consistently produces over 50,000 ounces a quarter and has established itself as a 200,000 ounce producer, and revised its 2016 guidance to 225,000 – 235,000 ounces in the third quarter. The general downward trend in recent times of the Company’s realized gold price has been accompanied by a general downward trend in operating and all-in sustaining cash costs per ounce to maintain sustainable operating margin and cash flow. Cash cost per ounce performance has been driven by improving grade and recovery profiles, cost reduction initiatives, and the weakening Australian dollar. In the most recent two quarters, the Company achieved a significant increase in its average realized gold price on the back of renewed interest in the gold market.

The focus on reducing and containing costs has enabled the Company to maintain a relatively consistent level of mine operating earnings in light of the volatile gold price. Mine operating income in Q3 2016 is historically strong, although down from record mine operating income in Q2 2016 as a result of operating challenges at Cosmo which impacted gold production. Lower mine operating income in last half of 2015 was also reflective of production challenges at Cosmo, which had improved in the first half of 2016. Net income has varied more over time largely due to one-time or non-cash items. In Q4 2015, net loss was mainly the result of a $26.0 million non-cash impairment with respect to Cosmo and various Northern Territory assets. In Q3 2015, the Company incurred $15.1 million in transaction costs association with the amalgamation between Crocodile Gold and Newmarket. Since Q2 2015, net income (loss) has also been impacted by the Company’s decision to invest in exploration and growth programs to grow near-term resource potential. Total spend during the year ended 2015 was $12.0 million, and spend in 2016 was $10.7 million for the first nine months of the year.

In 2016, total assets have been impacted by movements in Australian exchange rate relative to the US dollar, as the Company’s mining operations have an Australian dollar functional currency. Throughout 2015, the weakening Australian dollar had the effect of decreasing the Company’s assets in US dollar terms. In Q4 2015, the Company’s total assets were also impacted by the impairment recognized with respect to the Cosmo Gold Mine. In the first nine months of 2016, as a result of the strengthening Australian dollar there was an upward impact on total assets (although this partially reversed in Q3 2016 due to the strengthening Australian dollar), in addition to a $46.0 million increase in cash and the ongoing investment into mine properties and property, plant and equipment.

Non-current liabilities are also impacted by the changes in the Australian dollar and also the Canadian dollar, with underlying mine operation capital lease obligations and provisions being denominated in Australian dollars and the Company’s Debentures being a Canadian dollar liability. The Canadian dollar depreciated in 2015 much like the Australian dollar, contributing to the general decreasing amount of non-current liabilities. In 2016, the Company posted a significant decline in non-current liabilities due to the full conversion and redemption of the Debentures in Q1, with part of the decrease being offset by the strengthening Canadian dollar. In Q1 2015, non-current liabilities also decreased significantly as a result of the termination of the net free cash flow sharing arrangement with AuRico Gold Inc. in January 2015.

Newmarket Gold Inc. | Management Discussion and Analysis	18

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

Newmarket Gold has included in this MD&A certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

The operating cash costs per ounce and all-in sustaining costs per ounce are reconciled to the condensed interim consolidated statement of operations as follows:

(in thousands, except ounces and per ounce amounts shown)	Q3 2016	Q3 2015	YTD 2016	YTD 2015

Operating expense per the condensed interim consolidated statement of operations, including royalties	42,099	39,066	124,610	118,688

By-product silver sales credit	(88)	(80)	(240)	(249)
Operating cash costs ($)	42,011	38,986	124,370	118,439
Sustaining mine development (1)	10,949	10,160	29,346	33,691
Sustaining capital expenditures, including capital lease payments (2)	2,845	3,862	7,677	11,319
General and administration costs	1,910	1,736	6,562	3,647
Rehabilitation – accretion and amortization (operating sites)	446	297	1,001	827
Mine exploration	11	101	27	393
All-in sustaining cash costs ($)	58,172	55,142	168,980	168,316
Gold ounces sold	54,053	54,521	174,072	170,968
Operating cash costs per ounce sold ($ / ounce)	777	715	714	693
All-in sustaining cash costs per ounce sold ($ / ounce)	1,076	1,011	971	984

Newmarket Gold Inc. | Management Discussion and Analysis	19

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

(1) Sustaining mine development exclude expenditures for growth projects and mine development to commercial production. Total sustaining capital is calculated as follows:

(in thousands)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Expenditure on mine development per statement of cash flows	11,171	10,183	29,776	34,121
Less: Big Hill Project development costs	(222)	(23)	(430)	(430)
	10,949	10,160	29,346	33,691

(2) Sustaining property, plant and equipment exclude expenditures for non-operational projects. Total sustaining capital expenditures are calculated as follows:

(in thousands)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Expenditure on property, plant, and equipment including capital lease payments per statement of cash flows	2,845	3,862	7,800	11,319
Less: Non-operational property, plant and equipment	-	-	(123)	-
	2,845	3,862	7,677	11,319

Operating Cost per Tonne Milled (A$) – Newmarket Gold calculates operating costs per tonne milled by using operating expenses per the segmented disclosure note in the consolidated financial statements, dividing by the applicable US$/A$ foreign exchange rate, then dividing by the tonnes milled during the applicable period by the relevant mine operation. Operating expenses include mine site operating costs such as mining, processing and administration, however excludes royalties, depletion and depreciation, and rehabilitation costs.

The operating cost per tonne milled in Australian dollars (A$) are reconciled to the consolidated statement of operations as follows, with all amounts except per tonne milled figures shown in thousands of dollars:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Fosterville Gold Mine
Operating expense per the segmented disclosure note (US$)	15,789	15,016	46,555	46,090
Average foreign exchange rate for period shown	0.7588	0.7251	0.7415	0.7623
Operating expense in (A$)	20,808	20,709	62,785	60,462
Ore Milled (t)	185,071	175,687	516,823	524,337
Operating cost per tonne milled (A$)	112	118	121	115
Cosmo Gold Mine
Operating expense per the segmented disclosure note (US$)	14,766	14,070	45,022	44,056
Average foreign exchange rate for period shown	0.7588	0.7251	0.7415	0.7623
Operating expense in (A$)	19,460	19,404	60,717	57,794
Ore Milled (t)	138,801	161,351	487,078	544,742
Operating cost per tonne milled (A$)	140	120	125	106
Stawell Gold Mine
Operating expense per the segmented disclosure note (US$)	10,570	9,192	30,122	26,336
Average foreign exchange rate for period shown	0.7588	0.7251	0.7415	0.7623
Operating expense in (A$)	13,930	12,677	40,623	34,548
Ore Milled (t)	218,702	228,216	673,525	670,277
Operating cost per tonne milled (A$)	64	56	60	52

Newmarket Gold Inc. | Management Discussion and Analysis	20

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

(a)	Material contracts

The Company has engaged an independent contractor to provide mining and development services at its Cosmo Gold Mine in the Northern Territory, Australia. The mining contract was executed in March 2014 and carries a two-year term with an option for a 12 month extension, such option having been exercised. The Company may terminate the contract with not less than 30 days’ notice, in which case the Company would be liable for a termination payment equal to one-quarter times the previous month’s invoice plus any outstanding amounts owing for work completed prior to termination.

The Company has entered into an updated contract for the Northern Territory with the newly deregulated power retail provider in the Northern Territory for a 12-month period beginning on July 1, 2015, extending its previous contract with the then government-regulated power provider under the contract. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at September 30, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

The Company has also entered into a contract for power in the State of Victoria with an independent supplier which provides for electricity for the Fosterville Gold Mine and the Stawell Gold Mine through to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at September 30, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

(b)	Environmental bonds

As at September 30, 2016, the Company had provided performance guarantees totaling $18.6 million to the Northern Territory and Victorian governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements. Subsequent to September 30, 2016, the Company provided additional performance guarantees totalling $1.4 million to the Northern Territory and Victorian governments. All performance guarantees are secured by cash deposits held with a major Australian bank and are recorded as long-term in restricted cash.

(c)	Management contracts

As at September 30, 2016, minimum commitments upon termination of the existing contracts were approximately $1.9 million and minimum commitments due within one year under the terms of these contracts are $1.8 million. In addition, the Company also is party to various executive and employee contracts that would require payments totalling $1.8 million to be made upon the occurrence of a change of control.

(d)	Royalty obligations

As at the date of this MD&A, the Company has the following obligations with respect to royalties:

•	2% net smelter return royalty from the Fosterville Gold Mine (held by AuRico Metals Inc.)
•	1% net smelter return royalty from Stawell Gold Mine (effective January 1, 2016) (held by AuRico Metals Inc.)
•	A$2 per ounce royalty payable on gold produced from the Stawell Gold Mine mining license.
•	1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project.
•	A$4 vendor royalty per ounce of gold produced from the Pine Creek tenements.

The Company also has royalties payable to various vendors of tenements located outside the currently anticipated mining areas.

With respect to the Maud Creek Gold Project, the Company also has an obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project. In addition to the production royalty described above, a further 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit.

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at September 30, 2016, approximately 1,088,022 ounces of gold had been treated in the plant.

Newmarket Gold Inc. | Management Discussion and Analysis	21

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

RELATED PARTY TRANSACTIONS

Compensation of key management of the Company

The remuneration of directors and key executives is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and key management personnel were as follows during the year ended:

	September 30, 2016	September 30, 2015
Short-term compensation and benefits	$1,312	$1,600
Share-based payments	3,740	886
	5,052	2,486

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any directors (executive and non-executive) of the Company. The amounts above have been included in general and administrative in the consolidated statement of operations.

RISK FACTORS

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Newmarket Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineable reserves; the replacement of depleted reserves; and health, safety and environmental risks.

The Company’s ability to generate positive cash flow to generate returns and fund capital requirements and future growth and development is primarily dependent on the price of gold and its ability to meet its production estimates at expected costs. The gold price is impacted by numerous macroeconomic factors outside of the Company’s control, including but in no way limited to: global and regional political and economic conditions, supply and demand factors, inflation or deflation expectations, interest rate expectations, and central bank decisions. A sustained decrease in the price of gold would impact the Company’s profitability, may result in mineral property write-downs and could eventually result in liquidity difficulties. Furthermore, actual production results may vary from Company estimates due to various factors, including but not limited to: mine dilution, lower than expected grades, recovery issues, stope failures, power outages, weather related matters, or equipment and/or supply shortages. Lower than expected production could impact the Company’s ability to generate cash flows to cover the cost of operations and fund sustainable capital expenditures. The Company mitigates the above risks by diligently tracking the gold price and production performance compared to forecast and budget and re-forecasting production plans accordingly so that required financial decisions can be made in a timely manner.

Readers are encouraged to read a full outline and description of the risk factors described in the Company’s Annual Information Form for the year ended December 31, 2015, filed on the Company’s website and on SEDAR.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company’s significant accounting policies are described in note 3 to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2016, and note 3 to the consolidated financial statements for the year ended December 31, 2015. The preparation of the consolidated financial statements require management to make estimates and judgements that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and judgements affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and judgements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

The critical accounting estimates and judgements applied in the preparation of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 are consistent with those applied and disclosed in the consolidated financial statements for the year ended December 31, 2015. For related details, please refer to the Company’s consolidated financial statements, which are available on the Company’s website and on SEDAR.

Newmarket Gold Inc. | Management Discussion and Analysis	22

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

ACCOUNTING POLICIES AND CHANGES

The condensed interim consolidated financial statements were prepared using the same accounting policies as those used in the Company’s consolidated financial statements for the year ended December 31, 2015, except for the adoption of the following standard amended by the IASB that was adopted as of January 1, 2016:

•

IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements, and that even when a standard requires a specific disclosure, materiality considerations do apply. The adoption of this policy did not have a material impact on the consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Recently issued but not adopted accounting guidance includes IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, and IFRS 15 Revenue from Contracts with Customers, IFRS 16 Leases, and amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangibles. The Company has not yet assessed the impact of the new and amended standards on its consolidated financial statements or whether to early adopt any of the new requirements.

•

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

•

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Earlier adoption is permitted.

•

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

Newmarket Gold Inc. | Management Discussion and Analysis	23

Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Newmarket Gold’s management, including the CEO and CFO, have as at September 30, 2016, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Newmarket Gold’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management used the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the year ended December 31, 2015. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was operating effectively as at December 31, 2015 to provide reasonable assurance the financial information is recorded, processed, summarized and reported in a timely manner.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Newmarket Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

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Q3 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENTS

This Management Discussion and Analysis (“MD&A”) contains forward-looking information and forward-looking statements about Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) under Canadian securities legislation. Except for statements of historical fact relating to Newmarket Gold and its predecessor companies (including Crocodile Gold Corp.), forward-looking information includes, but is not limited to, information with respect to the Company’s expected production from, and the further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of mineral resources and mineral reserves; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such statements are made. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral resource and reserve mineral estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: price volatility of the Company’s securities, limited lives of mines, the price of gold and base metals, the need for additional capital, land title issues, exploration development and operating risks, accuracy of production estimates, accuracy of cost estimates, unexpected events and delays during construction, expansion and start-up, failure of plant, equipment or processes to operate as anticipated, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, insurance and uninsured risks, competition, currency fluctuations, adequacy of financial resources, limited historical production revenues, dependence on outside parties, dependence on key personnel, conflicts of interest, accidents, labour disputes and other risks of the mining industry. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NOTE TO US INVESTORS

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents of this MD&A have been reviewed and approved by Simon Hitchman, FAusIMM (CP), MAIG, Principal Geologist, Manager, Newmarket Gold, a “qualified person” as such term is defined in National Instrument 43-101 (“NI 43-101”).

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